UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

January 28, 2014

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2012 A NOVIEMBRE 2013 (En Miles de Balboas) *	16 de enero 2014

	Variación		2012	2013
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-375,382.27	-53.35	703,614.10	794,987.91	431,392.25	578,378.26	602,280.00	779,668.89	625,855.32	541,237.53	777,989.00	890,260.46	680,426.59	328,231.83	0.00
Depósitos Locales en Bancos	-200.26	-48.47	413.18	367.40	654.74	878.41	975.27	1,526.68	597.84	835.16	467.29	921.22	482.16	212.92	0.00
A la Vista	-200.26	-48.47	413.18	367.40	654.74	878.41	975.27	1,526.68	597.84	835.16	467.29	921.22	482.16	212.92	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-375,180.43	-53.35	703,191.21	794,612.22	430,729.56	577,490.28	601,297.20	778,133.59	625,251.02	540,395.04	777,513.41	889,329.94	679,933.97	328,010.78	0.00
A la Vista	-390,180.43	-57.96	673,191.21	724,612.22	350,729.56	507,490.28	521,297.20	718,133.59	565,251.02	540,395.04	777,513.41	844,329.94	634,933.97	283,010.78	0.00
A Plazo	15,000.00	50.00	30,000.00	70,000.00	80,000.00	70,000.00	80,000.00	60,000.00	60,000.00	0.00	0.00	45,000.00	45,000.00	45,000.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-1.58	-16.27	9.71	8.29	7.95	9.57	7.53	8.62	6.46	7.33	8.30	9.30	10.46	8.13	0.00
CARTERA CREDITICIA	609,613.42	10.80	5,642,579.87	5,420,311.13	5,447,249.69	5,777,967.75	5,497,397.41	5,514,696.28	5,961,432.80	6,330,107.47	6,217,351.66	6,118,507.59	5,955,991.94	6,252,193.29	0.00
Locales	-28,214.32	-10.06	280,433.92	282,516.30	269,186.51	187,624.02	159,787.79	147,098.48	178,496.66	256,706.71	251,639.35	247,179.15	263,249.44	252,219.60	0.00
Extranjero	638,280.11	11.74	5,435,122.10	5,210,768.00	5,251,041.95	5,661,151.24	5,408,417.14	5,438,405.31	5,851,092.57	6,141,557.19	6,033,868.74	5,943,386.48	5,765,465.75	6,073,402.21	0.00
Menos Provisiones	452.37	0.62	72,976.15	72,973.17	72,978.77	70,807.51	70,807.52	70,807.51	68,156.43	68,156.43	68,156.43	72,058.04	72,723.25	73,428.52	0.00
Locales	680.39	44.68	1,522.71	1,611.61	1,414.60	733.62	655.24	679.11	1,038.07	1,533.84	1,842.23	2,240.57	2,530.98	2,203.10	0.00
Extranjero	-228.02	-0.32	71,453.44	71,361.56	71,564.17	70,073.89	70,152.28	70,128.40	67,118.36	66,622.59	66,314.20	69,817.47	70,192.27	71,225.42	0.00
INVERSIONES EN VALORES	118,994.11	35.87	331,747.14	364,332.35	402,067.29	453,014.37	485,848.47	478,293.10	450,009.43	450,723.50	436,242.89	444,063.11	467,718.82	450,741.25	0.00
Locales	-20,685.93	-38.07	54,333.30	55,098.22	65,043.00	68,433.46	68,540.72	54,169.69	53,272.81	53,435.53	51,112.19	54,214.13	52,395.19	33,647.37	0.00
Extranjero	139,680.04	50.35	277,413.84	309,234.13	337,024.29	384,580.91	417,307.75	424,123.41	396,736.62	397,287.97	385,130.70	389,848.98	415,323.63	417,093.88	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	-2,586.80	-3.04	85,191.64	88,490.68	125,061.05	91,193.60	95,031.81	76,904.94	161,879.64	166,362.58	75,714.87	123,822.20	147,998.78	82,604.84	0.00
Locales	-349.18	-1.57	22,235.96	22,368.69	22,224.58	22,658.58	22,619.31	19,248.84	17,539.14	19,500.97	18,222.51	20,353.37	20,875.35	21,886.78	0.00
Extranjero	-2,237.62	-3.55	62,955.68	66,121.99	102,836.47	68,535.02	72,412.50	57,656.10	144,340.50	146,861.61	57,492.36	103,468.83	127,123.43	60,718.06	0.00
TOTAL DE ACTIVOS	350,638.46	5.18	6,763,132.75	6,668,122.07	6,405,770.28	6,900,553.98	6,680,557.69	6,849,563.21	7,199,177.19	7,488,431.08	7,507,298.42	7,576,653.36	7,252,136.13	7,113,771.21	0.00
DEPOSITOS	-76,794.37	-3.31	2,317,491.32	2,364,357.26	2,238,450.48	2,591,661.51	2,623,012.87	2,595,969.91	2,773,704.37	2,633,083.55	2,557,961.02	2,814,709.00	2,488,788.73	2,240,696.95	0.00
Locales	140,160.29	36.60	382,943.61	434,954.78	402,856.08	422,860.85	474,275.14	481,885.79	495,874.29	475,885.01	436,527.67	419,525.62	452,623.82	523,103.90	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	9,045.28	6.03	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,020.00	150,020.00	150,019.35	157,167.14	150,160.98	160,072.45	159,045.28	0.00
A la Vista	44.72	0.00	0.00	0.00	0.00	0.00	0.00	20.00	20.00	19.35	167.14	160.98	66.05	44.72	0.00
A Plazo	9,000.56	6.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	157,000.00	150,000.00	160,006.40	159,000.56	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	131,115.01	56.29	232,943.61	284,954.78	252,856.08	272,860.85	324,275.14	331,865.79	345,854.29	325,865.66	279,360.53	269,364.64	292,551.37	364,058.62	0.00
A la Vista	-38.51	-71.97	53.51	54.91	40.99	42.41	49.87	38.02	15.09	15.09	15.00	15.00	15.00	15.00	0.00
A Plazo	131,153.52	56.32	232,890.10	284,899.87	252,815.09	272,818.44	324,225.27	331,827.77	345,839.20	325,850.57	279,345.53	269,349.64	292,536.37	364,043.62	0.00
Extranjero	-216,954.66	-11.21	1,934,547.71	1,929,402.48	1,835,594.40	2,168,800.66	2,148,737.73	2,114,084.12	2,277,830.08	2,157,198.54	2,121,433.35	2,395,183.38	2,036,164.91	1,717,593.05	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-35,221.06	-63.66	55,325.98	39,413.72	44,501.62	104,833.29	19,822.32	20,611.38	33,368.43	52,170.58	13,095.31	143,269.71	63,236.40	20,104.92	0.00
A la Vista	2,402.09	159.84	1,502.77	1,501.72	1,511.43	1,762.47	6,656.44	7,367.34	3,587.51	3,301.26	4,147.84	4,232.06	4,114.44	3,904.86	0.00
A Plazo	-37,623.15	-69.90	53,823.21	37,912.00	42,990.19	103,070.82	13,165.88	13,244.04	29,780.92	48,869.32	8,947.47	139,037.65	59,121.96	16,200.06	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-181,733.60	-9.67	1,879,221.73	1,889,988.76	1,791,092.78	2,063,967.37	2,128,915.41	2,093,472.74	2,244,461.65	2,105,027.96	2,108,338.04	2,251,913.67	1,972,928.51	1,697,488.13	0.00
A la Vista	-36,928.22	-28.29	130,550.43	166,501.08	87,549.45	158,193.32	82,626.44	55,663.17	58,896.24	43,435.87	21,650.78	42,747.40	40,465.94	93,622.21	0.00
A Plazo	-144,805.38	-8.28	1,748,671.30	1,723,487.68	1,703,543.33	1,905,774.05	2,046,288.97	2,037,809.57	2,185,565.41	2,061,592.09	2,086,687.26	2,209,166.27	1,932,462.57	1,603,865.92	0.00
OBLIGACIONES	439,338.76	12.51	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	3,423,084.80	3,847,242.11	4,031,124.22	3,791,797.45	3,766,810.46	3,952,275.83	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	439,338.76	12.51	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	3,423,084.80	3,847,242.11	4,031,124.22	3,791,797.45	3,766,810.46	3,952,275.83	0.00
OTROS PASIVOS	-53,118.02	-52.51	101,157.05	100,767.48	109,883.43	63,954.48	87,768.87	57,914.64	154,826.36	161,436.83	63,899.53	105,677.97	130,745.98	48,039.03	0.00
Locales	2,242.29	34.07	6,580.98	6,314.37	4,153.61	3,161.85	25,395.87	9,576.64	7,442.79	8,627.31	7,459.21	8,409.18	27,075.34	8,823.27	0.00
Extranjero	-55,360.31	-58.54	94,576.07	94,453.11	105,729.82	60,792.63	62,373.00	48,338.00	147,383.57	152,809.52	56,440.32	97,268.79	103,670.64	39,215.76	0.00
PATRIMONIO	41,212.12	4.96	831,547.30	837,319.18	843,547.86	849,802.97	848,155.80	850,191.98	847,561.66	846,668.57	854,313.62	864,468.92	865,790.94	872,759.42	0.00
Capital	6,090.32	1.96	309,947.29	310,205.64	310,419.97	312,811.80	313,157.64	313,830.76	314,129.35	314,426.46	315,005.26	315,233.48	315,734.37	316,037.61	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00
Otras Reservas	-1,520.49	-5023.09	30.27	635.73	670.55	316.13	-440.08	-833.16	-1,964.39	-1,537.72	-456.62	-1,964.65	-2,109.03	-1,490.22	0.00
Utilidad de Periodos Anteriores	69,207.28	21.55	321,162.26	425,426.62	425,426.62	425,426.62	413,906.02	413,905.84	413,460.35	401,931.44	401,931.12	401,931.12	390,369.22	390,369.54	0.00
Utilidad de Periodo	-20,237.58	-19.41	104,264.37	5,357.32	10,804.53	15,714.41	25,099.54	33,080.49	39,935.47	48,582.42	57,210.46	67,019.66	76,458.71	84,026.79	0.00
Ganancia o Perdida en Valores Disponible para la venta	-12,327.41	-1321.32	932.96	483.72	1,016.04	323.85	1,222.53	-5,002.10	-13,209.27	-11,944.18	-14,586.75	-12,960.84	-9,872.48	-11,394.45	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	350,638.49	5.18	6,763,132.74	6,668,122.06	6,405,770.29	6,900,553.97	6,680,557.69	6,849,563.20	7,199,177.19	7,488,431.06	7,507,298.39	7,576,653.34	7,252,136.11	7,113,771.23	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2012 A NOVIEMBRE 2013 (En Miles de Balboas) *	16 de enero 2014

	2012	2013
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	191,557.12	16,766.38	14,883.37	16,690.34	16,467.89	17,018.28	16,995.33	18,390.93	17,952.23	17,940.19	17,078.26	15,924.33	0.00	186,107.53
Préstamos	183,215.76	16,231.74	14,330.90	15,966.03	15,666.52	15,903.92	16,092.63	17,473.12	17,086.25	17,076.20	16,120.33	15,048.75	0.00	176,996.39
Depósitos	1,875.88	81.26	126.48	87.76	93.22	207.44	116.31	133.71	98.70	145.12	181.21	127.16	0.00	1,398.37
Inversiones	6,465.48	453.38	425.99	636.55	708.15	906.92	786.39	784.10	767.28	718.87	776.72	748.42	0.00	7,712.77
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	87,437.11	8,685.97	6,640.41	7,058.82	8,188.60	6,917.29	5,903.45	6,154.82	6,384.94	6,138.50	6,104.93	5,888.56	0.00	74,066.29
Intereses Pagados	87,350.68	8,678.69	6,631.17	7,045.40	8,181.34	6,908.31	5,894.13	6,138.42	6,377.43	6,131.43	6,097.70	5,881.45	0.00	73,965.47
Comisiones	86.43	7.28	9.24	13.42	7.26	8.98	9.32	16.40	7.51	7.07	7.23	7.11	0.00	100.82
Ingreso Neto de Intereses	104,120.01	8,080.41	8,242.96	9,631.52	8,279.29	10,100.99	11,091.88	12,236.11	11,567.29	11,801.69	10,973.33	10,035.77	0.00	112,041.24
Otros Ingresos	181,461.75	3,650.21	8,506.98	11,697.85	13,483.01	26,962.42	12,775.70	10,277.94	17,936.48	16,829.99	7,476.67	9,967.89	0.00	139,565.14
Comisiones	10,090.68	604.05	661.02	1,138.37	611.67	1,196.32	1,048.19	1,422.68	1,088.18	1,269.29	2,309.35	866.80	0.00	12,215.92
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	171,371.07	3,046.16	7,845.96	10,559.48	12,871.34	25,766.10	11,727.51	8,855.26	16,848.30	15,560.70	5,167.32	9,101.09	0.00	127,349.22
Ingresos de Operaciones	285,581.76	11,730.62	16,749.94	21,329.37	21,762.30	37,063.41	23,867.58	22,514.05	29,503.77	28,631.68	18,450.00	20,003.66	0.00	251,606.38
Egresos Generales	193,706.10	6,373.31	11,302.71	16,154.21	12,377.18	29,082.46	14,551.91	13,867.11	20,875.72	20,057.09	9,010.97	12,435.58	0.00	166,088.25
Gastos Administrativos	33,312.79	1,913.38	1,930.37	1,985.90	2,610.82	2,871.23	3,134.31	2,628.11	2,753.82	3,121.67	2,632.57	2,656.10	0.00	28,238.28
Gastos Generales	6,706.34	437.37	522.19	516.94	541.57	514.61	494.08	724.91	501.87	397.54	721.31	407.57	0.00	5,779.96
Gastos de Depreciación	2,195.71	229.48	228.72	230.94	231.21	223.17	197.31	224.76	223.92	223.92	219.97	220.18	0.00	2,453.58
Otros Gastos	151,491.26	3,793.08	8,621.43	13,420.43	8,993.58	25,473.45	10,726.21	10,289.33	17,396.11	16,313.96	5,437.12	9,151.73	0.00	129,616.43
Utilidad antes de Provisiones	91,875.66	5,357.31	5,447.23	5,175.16	9,385.12	7,980.95	9,315.67	8,646.94	8,628.05	8,574.59	9,439.03	7,568.08	0.00	85,518.13
Provisiones por Cuentas Malas	-12,388.71	0.00	0.00	265.27	0.00	0.00	2,460.69	0.00	0.00	-1,234.61	0.00	0.00	0.00	1,491.35
Utilidad del Periodo	104,264.37	5,357.31	5,447.23	4,909.89	9,385.12	7,980.95	6,854.98	8,646.94	8,628.05	9,809.20	9,439.03	7,568.08	0.00	84,026.78

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION. WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2012 - NOVEMBER 2013 (In Thousand Balboas) *	January 16, 2014

	Absolute		2012	2013
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-375,382.27	-53.35	703,614.10	794,987.91	431,392.25	578,378.26	602,280.00	779,668.89	625,855.32	541,237.53	777,989.00	890,260.46	680,426.59	328,231.83	0.00
Local Deposits in Banks	-200.26	-48.47	413.18	367.40	654.74	878.41	975.27	1,526.68	597.84	835.16	467.29	921.22	482.16	212.92	0.00
Demand	-200.26	-48.47	413.18	367.40	654.74	878.41	975.27	1,526.68	597.84	835.16	467.29	921.22	482.16	212.92	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-375,180.43	-53.35	703,191.21	794,612.22	430,729.56	577,490.28	601,297.20	778,133.59	625,251.02	540,395.04	777,513.41	889,329.94	679,933.97	328,010.78	0.00
Demand	-390,180.43	-57.96	673,191.21	724,612.22	350,729.56	507,490.28	521,297.20	718,133.59	565,251.02	540,395.04	777,513.41	844,329.94	634,933.97	283,010.78	0.00
Time	15,000.00	50.00	30,000.00	70,000.00	80,000.00	70,000.00	80,000.00	60,000.00	60,000.00	0.00	0.00	45,000.00	45,000.00	45,000.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-1.58	-16.27	9.71	8.29	7.95	9.57	7.53	8.62	6.46	7.33	8.30	9.30	10.46	8.13	0.00
CREDIT PORTFOLIO	609,613.42	10.80	5,642,579.87	5,420,311.13	5,447,249.69	5,777,967.75	5,497,397.41	5,514,696.28	5,961,432.80	6,330,107.47	6,217,351.66	6,118,507.59	5,955,991.94	6,252,193.29	0.00
Local	-28,214.32	-10.06	280,433.92	282,516.30	269,186.51	187,624.02	159,787.79	147,098.48	178,496.66	256,706.71	251,639.35	247,179.15	263,249.44	252,219.60	0.00
Foreign	638,280.11	11.74	5,435,122.10	5,210,768.00	5,251,041.95	5,661,151.24	5,408,417.14	5,438,405.31	5,851,092.57	6,141,557.19	6,033,868.74	5,943,386.48	5,765,465.75	6,073,402.21	0.00
Less Allowance	452.37	0.62	72,976.15	72,973.17	72,978.77	70,807.51	70,807.52	70,807.51	68,156.43	68,156.43	68,156.43	72,058.04	72,723.25	73,428.52	0.00
Local	680.39	44.68	1,522.71	1,611.61	1,414.60	733.62	655.24	679.11	1,038.07	1,533.84	1,842.23	2,240.57	2,530.98	2,203.10	0.00
Foreign	-228.02	-0.32	71,453.44	71,361.56	71,564.17	70,073.89	70,152.28	70,128.40	67,118.36	66,622.59	66,314.20	69,817.47	70,192.27	71,225.42	0.00
INVESTMENT SECURITIES	118,994.11	35.87	331,747.14	364,332.35	402,067.29	453,014.37	485,848.47	478,293.10	450,009.43	450,723.50	436,242.89	444,063.11	467,718.82	450,741.25	0.00
Local	-20,685.93	-38.07	54,333.30	55,098.22	65,043.00	68,433.46	68,540.72	54,169.69	53,272.81	53,435.53	51,112.19	54,214.13	52,395.19	33,647.37	0.00
Foreign	139,680.04	50.35	277,413.84	309,234.13	337,024.29	384,580.91	417,307.75	424,123.41	396,736.62	397,287.97	385,130.70	389,848.98	415,323.63	417,093.88	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	-2,586.80	-3.04	85,191.64	88,490.68	125,061.05	91,193.60	95,031.81	76,904.94	161,879.64	166,362.58	75,714.87	123,822.20	147,998.78	82,604.84	0.00
Local	-349.18	-1.57	22,235.96	22,368.69	22,224.58	22,658.58	22,619.31	19,248.84	17,539.14	19,500.97	18,222.51	20,353.37	20,875.35	21,886.78	0.00
Foreign	-2,237.62	-3.55	62,955.68	66,121.99	102,836.47	68,535.02	72,412.50	57,656.10	144,340.50	146,861.61	57,492.36	103,468.83	127,123.43	60,718.06	0.00
TOTAL ASSETS	350,638.46	5.18	6,763,132.75	6,668,122.07	6,405,770.28	6,900,553.98	6,680,557.69	6,849,563.21	7,199,177.19	7,488,431.08	7,507,298.42	7,576,653.36	7,252,136.13	7,113,771.21	0.00
DEPOSITS	-76,794.37	-3.31	2,317,491.32	2,364,357.26	2,238,450.48	2,591,661.51	2,623,012.87	2,595,969.91	2,773,704.37	2,633,083.55	2,557,961.02	2,814,709.00	2,488,788.73	2,240,696.95	0.00
Local	140,160.29	36.60	382,943.61	434,954.78	402,856.08	422,860.85	474,275.14	481,885.79	495,874.29	475,885.01	436,527.67	419,525.62	452,623.82	523,103.90	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	9,045.28	6.03	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,020.00	150,020.00	150,019.35	157,167.14	150,160.98	160,072.45	159,045.28	0.00
Demand	44.72	0.00	0.00	0.00	0.00	0.00	0.00	20.00	20.00	19.35	167.14	160.98	66.05	44.72	0.00
Time	9,000.56	6.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	157,000.00	150,000.00	160,006.40	159,000.56	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	131,115.01	56.29	232,943.61	284,954.78	252,856.08	272,860.85	324,275.14	331,865.79	345,854.29	325,865.66	279,360.53	269,364.64	292,551.37	364,058.62	0.00
Demand	-38.51	-71.97	53.51	54.91	40.99	42.41	49.87	38.02	15.09	15.09	15.00	15.00	15.00	15.00	0.00
Time	131,153.52	56.32	232,890.10	284,899.87	252,815.09	272,818.44	324,225.27	331,827.77	345,839.20	325,850.57	279,345.53	269,349.64	292,536.37	364,043.62	0.00
Foreign	-216,954.66	-11.21	1,934,547.71	1,929,402.48	1,835,594.40	2,168,800.66	2,148,737.73	2,114,084.12	2,277,830.08	2,157,198.54	2,121,433.35	2,395,183.38	2,036,164.91	1,717,593.05	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-35,221.06	-63.66	55,325.98	39,413.72	44,501.62	104,833.29	19,822.32	20,611.38	33,368.43	52,170.58	13,095.31	143,269.71	63,236.40	20,104.92	0.00
Demand	2,402.09	159.84	1,502.77	1,501.72	1,511.43	1,762.47	6,656.44	7,367.34	3,587.51	3,301.26	4,147.84	4,232.06	4,114.44	3,904.86	0.00
Time	-37,623.15	-69.90	53,823.21	37,912.00	42,990.19	103,070.82	13,165.88	13,244.04	29,780.92	48,869.32	8,947.47	139,037.65	59,121.96	16,200.06	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-181,733.60	-9.67	1,879,221.73	1,889,988.76	1,791,092.78	2,063,967.37	2,128,915.41	2,093,472.74	2,244,461.65	2,105,027.96	2,108,338.04	2,251,913.67	1,972,928.51	1,697,488.13	0.00
Demand	-36,928.22	-28.29	130,550.43	166,501.08	87,549.45	158,193.32	82,626.44	55,663.17	58,896.24	43,435.87	21,650.78	42,747.40	40,465.94	93,622.21	0.00
Time	-144,805.38	-8.28	1,748,671.30	1,723,487.68	1,703,543.33	1,905,774.05	2,046,288.97	2,037,809.57	2,185,565.41	2,061,592.09	2,086,687.26	2,209,166.27	1,932,462.57	1,603,865.92	0.00
BORROWINGS	439,338.76	12.51	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	3,423,084.80	3,847,242.11	4,031,124.22	3,791,797.45	3,766,810.46	3,952,275.83	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	439,338.76	12.51	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	3,423,084.80	3,847,242.11	4,031,124.22	3,791,797.45	3,766,810.46	3,952,275.83	0.00
OTHER LIABILITIES	-53,118.02	-52.51	101,157.05	100,767.48	109,883.43	63,954.48	87,768.87	57,914.64	154,826.36	161,436.83	63,899.53	105,677.97	130,745.98	48,039.03	0.00
Local	2,242.29	34.07	6,580.98	6,314.37	4,153.61	3,161.85	25,395.87	9,576.64	7,442.79	8,627.31	7,459.21	8,409.18	27,075.34	8,823.27	0.00
Foreign	-55,360.31	-58.54	94,576.07	94,453.11	105,729.82	60,792.63	62,373.00	48,338.00	147,383.57	152,809.52	56,440.32	97,268.79	103,670.64	39,215.76	0.00
STOCKHOLDERS´ EQUITY	41,212.12	4.96	831,547.30	837,319.18	843,547.86	849,802.97	848,155.80	850,191.98	847,561.66	846,668.57	854,313.62	864,468.92	865,790.94	872,759.42	0.00
Capital	6,090.32	1.96	309,947.29	310,205.64	310,419.97	312,811.80	313,157.64	313,830.76	314,129.35	314,426.46	315,005.26	315,233.48	315,734.37	316,037.61	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00
Other Reserves	-1,520.49	-5,023.09	30.27	635.73	670.55	316.13	-440.08	-833.16	-1,964.39	-1,537.72	-456.62	-1,964.65	-2,109.03	-1,490.22	0.00
Retained Earnings	69,207.28	21.55	321,162.26	425,426.62	425,426.62	425,426.62	413,906.02	413,905.84	413,460.35	401,931.44	401,931.12	401,931.12	390,369.22	390,369.54	0.00
Net Income	-20,237.58	-19.41	104,264.37	5,357.32	10,804.53	15,714.41	25,099.54	33,080.49	39,935.47	48,582.42	57,210.46	67,019.66	76,458.71	84,026.79	0.00
Gain or Loss in Securities available for sale	-12,327.41	-1,321.32	932.96	483.72	1,016.04	323.85	1,222.53	-5,002.10	-13,209.27	-11,944.18	-14,586.75	-12,960.84	-9,872.48	-11,394.45	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	350,638.49	5.18	6,763,132.74	6,668,122.06	6,405,770.29	6,900,553.97	6,680,557.69	6,849,563.20	7,199,177.19	7,488,431.06	7,507,298.39	7,576,653.34	7,252,136.11	7,113,771.23	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION. WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

STATEMENT OF INCOME BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2012 - NOVEMBER 2013 (In Thousand Balboas) *	January 16, 2014

	2012	2013
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	191,557.12	16,766.38	14,883.37	16,690.34	16,467.89	17,018.28	16,995.33	18,390.93	17,952.23	17,940.19	17,078.26	15,924.33	0.00	186,107.53
Loans	183,215.76	16,231.74	14,330.90	15,966.03	15,666.52	15,903.92	16,092.63	17,473.12	17,086.25	17,076.20	16,120.33	15,048.75	0.00	176,996.39
Deposits	1,875.88	81.26	126.48	87.76	93.22	207.44	116.31	133.71	98.70	145.12	181.21	127.16	0.00	1,398.37
Investments	6,465.48	453.38	425.99	636.55	708.15	906.92	786.39	784.10	767.28	718.87	776.72	748.42	0.00	7,712.77
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	87,437.11	8,685.97	6,640.41	7,058.82	8,188.60	6,917.29	5,903.45	6,154.82	6,384.94	6,138.50	6,104.93	5,888.56	0.00	74,066.29
Interest	87,350.68	8,678.69	6,631.17	7,045.40	8,181.34	6,908.31	5,894.13	6,138.42	6,377.43	6,131.43	6,097.70	5,881.45	0.00	73,965.47
Commissions	86.43	7.28	9.24	13.42	7.26	8.98	9.32	16.40	7.51	7.07	7.23	7.11	0.00	100.82
Net Interest Income	104,120.01	8,080.41	8,242.96	9,631.52	8,279.29	10,100.99	11,091.88	12,236.11	11,567.29	11,801.69	10,973.33	10,035.77	0.00	112,041.24
Other Income	181,461.75	3,650.21	8,506.98	11,697.85	13,483.01	26,962.42	12,775.70	10,277.94	17,936.48	16,829.99	7,476.67	9,967.89	0.00	139,565.14
Commissions	10,090.68	604.05	661.02	1,138.37	611.67	1,196.32	1,048.19	1,422.68	1,088.18	1,269.29	2,309.35	866.80	0.00	12,215.92
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	171,371.07	3,046.16	7,845.96	10,559.48	12,871.34	25,766.10	11,727.51	8,855.26	16,848.30	15,560.70	5,167.32	9,101.09	0.00	127,349.22
Operating Income	285,581.76	11,730.62	16,749.94	21,329.37	21,762.30	37,063.41	23,867.58	22,514.05	29,503.77	28,631.68	18,450.00	20,003.66	0.00	251,606.38
Operating Expenses	193,706.10	6,373.31	11,302.71	16,154.21	12,377.18	29,082.46	14,551.91	13,867.11	20,875.72	20,057.09	9,010.97	12,435.58	0.00	166,088.25
Administrative expenses	33,312.79	1,913.38	1,930.37	1,985.90	2,610.82	2,871.23	3,134.31	2,628.11	2,753.82	3,121.67	2,632.57	2,656.10	0.00	28,238.28
General expenses	6,706.34	437.37	522.19	516.94	541.57	514.61	494.08	724.91	501.87	397.54	721.31	407.57	0.00	5,779.96
Depreciation	2,195.71	229.48	228.72	230.94	231.21	223.17	197.31	224.76	223.92	223.92	219.97	220.18	0.00	2,453.58
Other expenses	151,491.26	3,793.08	8,621.43	13,420.43	8,993.58	25,473.45	10,726.21	10,289.33	17,396.11	16,313.96	5,437.12	9,151.73	0.00	129,616.43
Net Income before provision for loan losses	91,875.66	5,357.31	5,447.23	5,175.16	9,385.12	7,980.95	9,315.67	8,646.94	8,628.05	8,574.59	9,439.03	7,568.08	0.00	85,518.13
Provision for loan losses	-12,388.71	0.00	0.00	265.27	0.00	0.00	2,460.69	0.00	0.00	-1,234.61	0.00	0.00	0.00	1,491.35
Net Income	104,264.37	5,357.31	5,447.23	4,909.89	9,385.12	7,980.95	6,854.98	8,646.94	8,628.05	9,809.20	9,439.03	7,568.08	0.00	84,026.78

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).